UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, California 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		864,697*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

864,697*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

864,697*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

2

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		47,383
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

47,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,080*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,080*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

4

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,080*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,080*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IA

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

5

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,180*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,180*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,180*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

OO

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

6

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,180*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,180*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,180*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

7

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		912,180*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

912,180*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

912,180*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IN

*Includes 287,000 Shares underlying certain call options which are currently exercisable.

8

CUSIP No. 371532102

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 577,697 Shares owned directly by Legion Partners I is approximately $23,867,289, including brokerage commissions. The aggregate purchase price of the 287,000 Shares underlying certain call options owned directly by Legion Partners I is approximately $9,130,271, including brokerage commissions. The aggregate purchase price of the 47,383 Shares owned directly by Legion Partners II is approximately $2,031,423, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $3,612, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

The Reporting Persons believe the current market price of the Shares does not reflect the Issuer’s intrinsic value. As of January 29, 2022, the Issuer’s balance sheet had over $320 million in cash (over $23 per Share, which equates to approximately 33% of the current market price of the Shares as of March 17, 2022). While the Reporting Persons strongly applaud the significant Share repurchase executed by the Issuer in the last year totaling $82.8 million, which equated to 9% of the outstanding Shares at an average per Share price of under $61, the Reporting Persons believe more Share repurchases should be immediately executed in an accelerated manner to further return value to shareholders. The Issuer appears to be taking steps to achieve this goal by approving an additional $100 million Share repurchase authorization in February 2022. However, the Reporting Persons believe that the Issuer should immediately explore options to execute an accelerated Share repurchase of at least $200 million to act more quickly in this critical value creation effort.

The Reporting Persons note that the Issuer’s enterprise value utilizing the current market price of the Shares of $70 per Share, imply that the Shares are trading for roughly 3.5x the Reporting Persons’ estimate of the Issuer’s EBITDA for the current fiscal year of $187 million (note: the Reporting Persons’ view of EBITDA is nearly identical to sell-side consensus estimates). This valuation highlights the absurd valuation disconnect in Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,607,160 Shares outstanding as of November 26, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2021.

A.	Legion Partners I
(a)	As of the close of business on March 17, 2022, Legion Partners I beneficially owned 864,697 Shares, including 287,000 Shares underlying certain call options.

9

CUSIP No. 371532102

Percentage: 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 864,697
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 864,697

(c)	The transactions in the Shares by Legion Partners I since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on March 17, 2022, Legion Partners II beneficially owned 47,383 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 47,383
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 47,383

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,080

(c)	Legion Partners GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

10

CUSIP No. 371532102

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,080

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on March 17, 2022, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,180

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 864,697 Shares, including 287,000 Shares underlying certain call options owned by Legion Partners I, (ii) 47,383 Shares owned by Legion Partners II and (iii) 100 Shares owned by Legion Partners Holdings.

Percentage: 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 912,180
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 912,180

11

CUSIP No. 371532102

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 136,100 Shares, which have an exercise price of $70 per Share and expire on June 17, 2022, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 7,400 Shares, which have an exercise price of $70 per Share and expire on June 17, 2022, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 47,400 Shares, which have an exercise price of $75 per Share and expire on June 17, 2022, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 2,600 Shares, which have an exercise price of $75 per Share and expire on June 17, 2022, as set forth on Schedule A, which is incorporated herein by reference.

12

CUSIP No. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2022

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

13

CUSIP No. 371532102

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

14

CUSIP No. 371532102

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LEGION PARTNERS, L.P. I

Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	13,000	3.3866	03/14/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[2]	(13,000)	7.0447	03/14/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[2]	(94,810)	8.8000	03/16/2022
Sale of June 2022 Call Option ($75.00 Strike Price)[2]	(47,400)	6.1000	03/16/2022

LEGION PARTNERS, L.P. II

Purchase of March 2022 Call Option ($65.00 Strike Price)[1]	700	3.3866	03/14/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[2]	(700)	7.0447	03/14/2022
Sale of June 2022 Call Option ($70.00 Strike Price)[2]	(5,200)	8.8000	03/16/2022
Sale of June 2022 Call Option ($75.00 Strike Price)[2]	(2,600)	6.1000	03/16/2022

1 Represents Shares underlying American-style call options bought to cover a short position in the over-the-counter market with an expiration date of March 17, 2022.

2 Represents Shares underlying American-style call options sold short in the over-the-counter market with an expiration date of June 17, 2022.